Mail Stop 3561

April 2, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Thomas A. Kingsbury
President and Chief Executive Officer
Burlington Coat Factory Warehouse Corporation
1830 Route 130 North
Burlington, New Jersey 08016

> **Re: Burlington Coat Factory Warehouse Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2008**
> **Filed August 29, 2008**

Dear Mr. Kingsbury:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended May 31, 2008, Filed August 29, 2008</u>

<u>Item 1. Business, page 1</u>

<u>General</u>

1. Please disclose the year in which each of Holdings and BCFWC were organized, as well as their respective forms of organization. Refer to Item 101(a)(1) of Regulation S-K.

The Stores, page 1

2. You state that some of your stores contain departments that are "licensed to
    unaffiliated parties for the sale" of certain items. Please tell us the importance,
    duration and effect of any trademarks, licenses or other intellectual property held
    in connection with the brands associated with these unaffiliated parties. Refer to
    Item 101(c)(iv) of Regulation S-K.

Available Information, page 3

3. We note that you state the following: "We will make available our Annual Report
    on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K,
    and amendments to those reports free of charge through our Internet website at
    www.burlingtoncoatfactory.com under the heading "Investor Relations" as soon
    as reasonably practicable after we electronically file such material with, or furnish
    it to, the Securities and Exchange Commission (SEC)." We have reviewed your
    website and identified links to the Company's most recently filed Form 10-K,
    annual reports to shareholders, and press releases (including earnings releases).
    However, we were unable to locate links to any of the Company's Forms 10-Q,
    Forms 8-K or prior Forms 10-K. Please revise your disclosure to identify
    accurately which filings can be accessed by investors on the Company's website.

Item 6. Selected Financial Data, page 11

4. We note your presentation of combined results for the 12 months ended June 3,
    2006. Please remove this presentation of combined results as we do not believe it
    is meaningful or appropriate to merely combine information for the predecessor
    and successor periods. Please continue to separately present historical results for
    each required period, including the predecessor and successor periods within
    fiscal 2006. If you wish to provide annual comparability between fiscal years, we
    would not object to the additional presentation of pro forma information for fiscal
    2006, provided the information is labeled as pro forma information and includes
    all relevant pro forma adjustments required by Article 11 of Regulation S-X.
    Your disclosure should explain how the pro forma presentation was derived and
    why you believe such presentation to be useful as well as any risks associated
    with using such a presentation. Please revise your disclosure in future filings
    accordingly. If you present combined results for fiscal 2006 elsewhere in your
    filing, please similarly revise your presentation in the future.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

General

5. We note your discussion of the percentage change in comparable store sales
    between periods. In future filings please provide the dollar amounts of
    comparable store sales and changes in comparable store sales in each period so
    that an investor may have better context for understanding the importance of this
    operating metric.

Executive Summary, page 12

6. Recent news reports regarding the economy and analyses of the recent difficulties
    in the retail, financial and credit markets have focused on the negative impact
    these uncertain times have had on consumer retail spending in 2008. Further,
    these reports support the contention that current economic difficulties have caused
    and will continue to cause consumers to reduce their discretionary retail spending.
    Please ensure that you discuss in detail the actions you have taken and expect to
    continue to take in light of the current economic environment with respect to the
    closure of stores, reductions in capital spending and implementation of operating
    expense reductions.

    In addition, please revise your disclosure to provide an overview of your
    performance in the last fiscal year, to discuss how these trends and current
    economic issues are affecting your current operations as well as liquidity, and to
    discuss the impact you anticipate they will have in future periods. In this regard,
    discuss any specific programs you have developed or will develop in order to
    address these trends and offset their impact on results of operations in future
    periods. Refer to Item 303(a)(1)(2)(3) of Regulation S-K.
    Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and
    34-48960 issued by the Commission in December 2003.

Performance for the Fiscal Year (52 weeks) Ended May 31, 2008 Compared with the
Fiscal Year (52 weeks) Ended June 2, 2007, page 18

7. In future filings please provide an expanded discussion of the reasons why
    impairment charges were recorded for certain of your long-lived assets and
    intangible assets. The factors contributing to the impairment of these assets
    should be discussed to provide your investors with better insight into the
    underlying reasons behind these impairments and a better understanding of the
    likelihood that such impairments would continue in the future. You should also
    consider clarifying to your investors the likelihood that the factors that drove
    these impairments could also lead to impairments of your goodwill.

8. We note your disclosure in Note 6 that during Fiscal 2008, you reclassified certain operating stores with a net fixed asset value of $30.1 million out of the line item "Assets Held for Disposal" due to the fact that there is no longer an active program to locate a buyer. Please provide a discussion of the reasons management decided not to continue trying to locate a buyer for these stores. We remind you that one of the primary objectives of Management's Discussion and Analysis is to provide your investors with context around your financial statements such that your investors have a view of the company through the eyes of management.

9. We note your disclosure in Management's Discussion and Analysis in your November 29, 2008 Form 10-Q that certain markdowns which would usually be recorded during the first two quarters of that year were recorded during the fourth quarter of fiscal 2008 due to needs of the business. Please tell us and disclose in future filings the nature of the business needs that caused the shift of these markdowns into fiscal 2008. If this shift is due to challenging economic conditions during fiscal 2008, which are continuing during fiscal 2009, please explain why fewer markdowns were required during the first half of fiscal 2009. Please tell us and disclose in future filings whether you expect markdowns during the last half of fiscal 2009 to increase over those recorded during the first half of 2009.

Liquidity and Capital Resources, page 22

10. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Financial Statements, page 31

Consolidated Statements of Operations and Comprehensive Income (Loss), page 33

11. We note your disclosure under the caption Revenue Recognition on page 41 that on December 29, 2007 you discontinued assessing a dormancy service fee on your inactive store value cards and began recognizing store value card breakage income. We note that while you previously classified dormancy fee income as Other Revenue, or within operating revenues, you have classified breakage income in the line item "Other Income, Net" which appears to be a non-operating

category of income. Please revise future filings to reclassify breakage income to be included in operating income since it appears to clearly relate to your ongoing operations, or provide an explanation of why you believe it is properly classified in other income, net. In this regard, we read in Note 12 at the bottom of page 50 that you do not consider breakage income to be part of your revenues, but it is unclear to us how the substance of breakage income differs from the substance of dormancy service fees such that breakage income would qualify as non-operating income.

Item 10. Directors, Executive Officers and Corporate Governance, page 76

Audit Committee, page 77

12. Please explain why you do not have an audit committee financial expert. Refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Item 11. Executive Compensation, page 78

Mix of Total Compensation – Annual Incentive Awards, page 80

13. We note that you have not disclosed the EBITDA target and threshold EBITDA established in connection with the annual incentive awards for which your named executive officers are eligible. Please disclose or, to the extent you believe disclosure of the target and threshold is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 90

14. We note the relationships and transactions that you have disclosed in Item 13 of the Form 10-K. Please revise the section captioned "Compensation Committee Interlocks and Insider Participation" to include descriptions of any such relationships and transactions that involve Messrs. Bekenstein and Hitch, if applicable. Refer to Item 407(e)(4)(i)(c) of Regulation S-K.

Item 14. Principal Accountant Fees and Services, page 96

Fees Paid to the Principal Accountant – 2008 and 2007, page 96

15. Please confirm that you have excluded from the table the category "Audit-Related Fees" because there were no such fees to report. We note that you had no fees to report under the categories "Tax Fees" and "All Other Fees," but that those categories were included in the table. Refer to Item 14 of Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 98

16. Please file the Stockholders Agreement between you and your stockholders as an exhibit to the Form 10-K. Refer to Item 601(b)(4) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney-Adviser, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director